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February 10, 2015

Via EDGAR and Hand Delivery
H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Nabors Red Lion Limited
Amendment No. 6 to Registration Statement on Form S-4
File No. 333-199004

Dear Mr. Schwall:

On behalf of our client Nabors Red Lion Limited (the “Company” or “Red Lion”), set forth below are responses to the oral comments of the Staff of the Division of Corporation Finance (the “Staff”) with respect to Amendment No. 6 (“Amendment No. 6”) to the Company’s registration statement on Form S-4 (Registration No. 333-199004) (the “Registration Statement”) filed with the Commission on February 6, 2015. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 6.

1.                                      The Staff requested that the Company report the outcome of its discussions with its advisors regarding its plan for reporting the Transactions on Form 8-K, as it relates to the composition of financial statements and pro forma presentation, previously the subject of Comment 24 in the Staff’s letter dated October 28, 2014 and Comment 9 in the Staff’s letter dated November 26, 2014.

Response:                                        The Company hereby confirms that it intends to report the consummation of the Transactions on Form 8-K on a basis consistent with that expressed in Section 12220.2 of the Staff’s Financial Reporting Manual by including or incorporating by reference, as the accounting acquirer (the legal acquiree) and predecessor of the Company, (i) the audited financial statements of C&J Energy Services, Inc. (“C&J”) as of and for the three years ended December 31, 2014, (ii) any unaudited quarterly financial statements of C&J for any subsequent interim quarterly financial period and date (and comparable prior year interim period) as may be required and (iii) the S-X Article XI pro forma information giving effect to the Transactions as a reverse acquisition as of and for the year ended December 31, 2014 and for any subsequent pre-merger full quarterly periods for which interim quarterly financial statements are required, which pro forma financial information will be in a form substantially similar to the pro forma information included in the Form S-4 of the Company (including separate pro forma columns for (i) the Separation and (ii) Red Lion on a post-Separation basis, all to reflect various elements of the Transactions, including the separation of Red Lion’s C&P Business from its other businesses, such that Red Lion post-Separation reflects only the C&P Business acquired by C&J).

If you have any questions, please do not hesitate to contact the undersigned at (212) 530-5671 or Scott W. Golenbock at (212) 530-5181.

Sincerely,

/s/ Charles J. Conroy

Charles J. Conroy

cc:                                Laura W. Doerre, Nabors Corporate Services, Inc.

Theodore R. Moore, C&J Energy Services, Inc.

Jeffery B. Floyd, Vinson & Elkins L.L.P.

Stephen M. Gill, Vinson & Elkins L.L.P.

Scott W. Golenbock, Milbank, Tweed, Hadley & McCloy LLP